Ocean Thermal Energy Corporation

800 South Queen Street

Lancaster, PA 17603

(717) 299-1344

January 25, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Ocean Thermal Energy Corporation
Registration Statement on Form S-1
File No. 333-222529

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ocean Thermal Energy Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Monday, January 29, 2018, or as soon as practicable thereafter.

Please call John P. Cleary, Esq. of Procopio, Cory, Hargreaves & Savitch LLP at (619) 515-3221 as soon as the Registration Statement has been declared effective.

Sincerely,

OCEAN THERMAL ENERGY CORPORATION

By: /s/ Jeremy P. Feakins
Name: Jeremy P. Feakins
Title: Chief Executive Officer and Chief Financial Officer